SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 30)

                         PROVIDENT FINANCIAL GROUP, INC.
              -----------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                     ----------------------------------------
                         (Title of Class of Securities)

                                   743866 10 5
                              ---------------------
                                 (CUSIP Number)

                             James C. Kennedy, Esq.
                             One East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 579-2538
                -------------------------------------------------
                 (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   See Item 5
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                               Page 1 of 15 Pages

CUSIP NO. 743866 10 5           13D        Page 2 of 15 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          American Financial Group, Inc.               31-1544320
          American Financial Corporation               31-0624874

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio corporations

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

           SOLE VOTING POWER
           - - -

8      SHARED VOTING POWER
          6,269,214

9      SOLE DISPOSITIVE POWER
           - - -

10     SHARED DISPOSITIVE POWER
          7,257,414

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          7,257,414

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.5%

14    TYPE OF REPORTING PERSON*
          HC
          HC

CUSIP NO. 743866 10 5           13D        Page 3 of 15 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

       SOLE VOTING POWER
              3,388,730

8      SHARED VOTING POWER
              6,269,214

9      SOLE DISPOSITIVE POWER
              3,388,730

10     SHARED DISPOSITIVE POWER
              7,257,414

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                 10,646,144

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            21.2%

14    TYPE OF REPORTING PERSON*
               IN

CUSIP NO. 743866 10 5          13D        Page 4 of 15 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner III
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

       SOLE VOTING POWER
           2,782,794

8      SHARED VOTING POWER
           6,269,214

9      SOLE DISPOSITIVE POWER
           2,782,794

10     SHARED DISPOSITIVE POWER
           7,257,414

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           10,040,208

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.0%

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 743866 10 5        13D      Page 5 of 15 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          S. Craig Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

       SOLE VOTING POWER
          3,448,922

8      SHARED VOTING POWER
          6,269,214

9      SOLE DISPOSITIVE POWER
          3,448,922

10     SHARED DISPOSITIVE POWER
             7,257,414

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
             10,706,336

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.3%

14    TYPE OF REPORTING PERSON*
             IN

CUSIP NO. 743866 10 5          13D        Page 6 of 15 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Keith E. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

       SOLE VOTING POWER
          3,911,896

8      SHARED VOTING POWER
          6,269,214

9      SOLE DISPOSITIVE POWER
          3,911,896

10     SHARED DISPOSITIVE POWER
          7,257,414

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
             11,169,310

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          22.2%

14    TYPE OF REPORTING PERSON*
          IN

Item 1.  Security and Issuer.

         This Amendment No. 30 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial" or "AFG"), and Carl H. Lindner ("CHL"), Carl H. Lindner III ("CHLIII"), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL") (collectively, the "Lindner Family") (AFG and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended on December 12, 2000, relative to the no par value Common Stock ("Common Stock") issued by Provident Financial Group, Inc. (referred to herein as "Provident").

         The principal executive offices of Provident are located at One East Fourth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

         As of December 31, 2001, the Lindner Family beneficially owned approximately 40.6% of the outstanding voting stock of AFG.

Item 4.  Purpose of the Transaction.

         The Reporting Persons consider their beneficial ownership of Provident equity securities as an investment which they continue to evaluate. Although they have no present plans to do so, from time to time the Reporting Persons may acquire additional Provident equity securities or dispose of some or all of the Provident equity securities which they beneficially own.

         Except as set forth in this Item 4, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         As of January 25, 2002, the Reporting Persons beneficially owned 20,789,756 shares (or approximately 41.4% of the outstanding shares) of Provident Common Stock as follows:

                  Holder                          Number of Shares
                  -------------                   ----------------

                  GAI                                    5,572,271
                  GALIC (a)                                963,003
                  LOYAL (b)                                494,100
                  ACC                                       36,104
                  Infinity                                 126,135
                  MCC                                       30,801
                  WIC                                       35,000
                  Carl H. Lindner (c)                    3,388,730
                  Carl H. Lindner III (d)                2,782,794
                  S. Craig Lindner (e)                   3,448,922
                  Keith E. Lindner (f)                   3,911,896
                                                         ---------
                  Total:                                20,789,756

GAI = Great American Insurance Company, 100% owned by AFG
GALIC = Great American Life Insurance Company, 83% owned by AFG
LOYAL = Loyal American Life Insurance Company, 100% owned by GALIC ACC = Atlanta Casualty Company, 100% owned by AFG
Infinity = Infinity Insurance Company, 100% owned by AFG
MCC = Mid-Continent Casualty Company, 100% owned by AFG
WIC = Windsor Insurance Company, 100% owned by AFG

(a)  Includes 494,100 shares issuable upon conversion of Provident D Preferred.
(b)  Represents shares issuable upon conversion of Provident D Preferred.
(c) Includes 3,055,470 shares held by his spouse and 297,760 shares held by a foundation over which he has voting and investment power. Does not include the shares beneficially owned by subsidiaries of AFG, of which he is Chairman of the Board and Chief Executive Officer and with whom he shares voting and investment power.
(d) Includes 266,919 shares received from a trust on October 10, 2001, and 5,827 shares held by his spouse. Does not include shares beneficially owned by AFG. See Note (c).
(e) Includes 266,919 shares received from a trust on October 10, 2001, and 355,591 shares held by his spouse individually and as custodian for their minor children and 64,626 shares held by a charitable foundation over which he has voting and investment power. Does not include shares beneficially owned by AFG. See Note (c).
(f) Includes 266,919 shares received from a trust on October 10, 2001, and 168,750 shares held by his spouse, individually and as trustee, and 17,176 shares held as custodian for his minor children.
     Also includes 374,231 shares which are held in trusts for the benefit of the minor children of Carl H. Lindner III and S. Craig Lindner, over which shares he has sole voting and investment power but no pecuniary interest. Does not include shares beneficially owned by AFG. See Note (c).

         Certain executive officers and directors of AFG and AFC beneficially own shares of Provident Common Stock as follows:

                  Holder                      Number of Shares
                  -------------------         ----------------
                  James E. Evans                         5,000
                  Keith A. Jensen                            0
                  Fred J. Runk                         148,735
                  Thomas E. Mischell                    40,684
                  William R. Martin                        707
                  Theodore H. Emmerich                   2,625
                  Thomas M. Hunt                         3,000

         As of January 25, 2002, and within the prior 60-day period, the Reporting Persons have entered into the following transactions involving Provident Common Stock.

                           Nature of     Number of
Purchaser          DATE    Transaction      Shares      Price Per Share
---------         -------  -----------  ----------      ---------------

Carl H. Lindner   1/18/02  Purchase          2,600           $24.0358
Carl H. Lindner   1/18/02  Purchase          7,400            24.03
Carl H. Lindner   1/18/02  Purchase         25,500            24.0672
Carl H. Lindner  12/10/01  Purchase         10,000            24.3689

S. Craig Lindner 12/19/01   Gifted            (115)              N/A

Keith E. Lindner 12/15/01   Gifted            (300)              N/A





         To the best knowledge and belief of the undersigned, other than as described herein, no transactions involving Provident equity securities had been engaged in by the Reporting Persons or by the directors or executive officers of AFG or AFC.

Item 7.  Material to be filed as Exhibits.

         (1) Agreement required pursuant to Regulation Section 240.13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

         (2) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 2002

                            AMERICAN FINANCIAL GROUP, INC.
                            AMERICAN FINANCIAL CORPORATION


                            By:   James C. Kennedy
                            ----------------------------------------
                            Deputy General Counsel & Secretary



                            James C. Kennedy
                            ----------------------------------------
                            James C. Kennedy,
                                  As Attorney-in-Fact for:
                                   Carl H. Lindner
                                   Carl H. Lindner III
                                   S. Craig Lindner
                                   Keith E. Lindner

Exhibit 1

                                    AGREEMENT

         This Agreement executed this 7th day of April, 1995, is by and among American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL
III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

         WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

         WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

         WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

         NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.
                                            AMERICAN PREMIER GROUP, INC.
                                            AMERICAN FINANCIAL CORPORATION

                                            By:/s/  James E. Evans
                                             Vice President & General Counsel

                                            /s/ Carl H. Lindner
                                            /s/ Carl H. Lindner III
                                            /s/ S. Craig Lindner
                                            /s/ Keith E. Lindner

Exhibit 2

                                POWER OF ATTORNEY
                                -----------------




         I, Carl H. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                                    /s/     Carl H. Lindner
                                    -----------------------------------
                                            Carl H. Lindner

                                POWER OF ATTORNEY
                                -----------------



         I, Carl H. Lindner III, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                                    /s/     Carl H. Lindner III
                                    -----------------------------------------
                                            Carl H. Lindner III

                                POWER OF ATTORNEY
                                -----------------




         I, S. Craig Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                                    /s/     S. Craig Lindner
                                    -----------------------------------------
                                            S. Craig Lindner

                                POWER OF ATTORNEY
                                -----------------



         I, Keith E. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                                    /s/     Keith E. Lindner
                                    -----------------------------------------
                                            Keith E. Lindner